UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1	Material Fact, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on September 30, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name: José Antonio de Almeida Filippo
Title: Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name: Itamar Gaino Filho
Title: Chief Legal and Compliance Officer

Date: October 1, 2020

Item 1

Material Fact filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on September 30, 2020

Natura &Co Holding S.A.

Publicly-Held Company of Authorized Capital

CNPJ/ME No. 32.785.497/0001-97

NIRE No. 35300531582

CVM Code No. 02478-3

ISIN Code of the Shares: BRNTCOACNOR5

Trade Code at B3: “NTCO3”

MATERIAL FACT

Discontinuity of Projections and Preliminary Net Revenue (Unaudited) for the 3rd Quarter of 2020

Natura &Co Holding S.A. - B3: NTCO3; NYSE: NTCO (“Company”), in compliance with the provisions of the Brazilian Securities Commission (“CVM”) Ruling No. 358, of January 3, 2002, as amended, of CVM Ruling No. 476, of January 16, 2009, as amended (“CVM Ruling No. 476”), and of article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), hereby informs its shareholders and the market in general as follows:

Discontinuity of Projections

The Company’s management opted to discontinue the disclosure of financial projections (guidance) previously presented in item 11 of the Reference Form, in order to align its projection disclosure policy with the procedures adopted by its independent auditors and other consultants within the scope of the public offering of shares, with restricted placement efforts to be carried out, disclosed in the Material Fact dated September 30, 2020 (“Offering”).

Hence, any forward-looking statements regarding plans, expectations of future events, financial strategies and trends affecting the Company’s activities, including any projections as described above, which involve risks and uncertainties and, therefore, are not indicative or guarantees of future results, should not be relied upon by investors in making their investment decisions in the Offering.

preliminary NET REVENUE (UNAUDITED) for the 3rd quarter of 2020

Additionally, the Company has updated its Reference Form to include its best estimate of the preliminary net revenue, unaudited, for the three months ending on September 30, 2020.

In view of the above, the Company informs that the total net revenue for the three-month period ended September 30, 2020 is expected to grow between 25% and 30% over the same period of the last year on a pro forma basis after giving effect to the Avon acquisition in the same period of three months, representing between R$9.9 billion and R$10.3 billion.  On a constant currency basis, this represents a growth of between 5% and 10% versus the same period of last year.

The net revenue for the three-month period ended September 30, 2020 are preliminary, unaudited and subject to completion, reflect the Company’s management current views and may change as a result of Company’s management review of results and other factors, including a wide variety of significant business, economic and competitive risks and uncertainties.

Such preliminary net revenue for the three months ended September 30, 2020 are subject to the finalization and closing of accounting books and records (which have yet to be performed) of the Company, and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with IFRS. We caution you that The preliminary net revenue for three months ended September 30, 2020 and net revenue growth rate compared to the same period in 2019 should not be construed as an indication of performance of any other line item in the income statements and is not a guarantee of future performance or outcomes and that actual results may differ materially from those described above.

For more information regarding such preliminary revenues see item “3.9 Other Material Information - Preliminary Net Revenue for the 3rd Quarter of 2020” of the Company’s Reference Form.

Additional Information

This Material Fact is merely informative and shall not, under any circumstance, be interpreted as a recommendation of investment, much less an offer to acquire any securities issued by the Company.

São Paulo, September 30, 2020.

Viviane Behar de Castro

Investor’s Relations Officer

Natura &Co Holding S.A.